

November 14, 2022

Ming Zhu
Chief Executive Officer
Fundhomes 1, LLC
1700 Westlake Ave. N., Suite 200
Seattle, WA 98109

> **Re: Fundhomes 1, LLC**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed November 4, 2022**
> **File No. 024-11939**

Dear Ming Zhu:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 26, 2022 letter.

Amended Offering Statement on Form 1-A

Cover Page

1. Refer to prior comment 1. We note your revised disclosure regarding rolling closings and that you continue to reserve the right to terminate the offering at your sole discretion. Please provide expanded disclosure regarding your rolling closings including how frequently closings may occur, how you will determine whether and when to have a closing and whether you may terminate the offering without ever having a closing. Given these offering features please provide us your analysis as to whether your offering should be considered to be a delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A.

Plan of Distribution, page 31

2.   We note your statement that "If the offering terminates or if any prospective investor's subscription is rejected, all funds received from such investors will be returned without interest or deduction." Please clarify that the funds will be returned "promptly" to investors.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS, page 64

3.   We note your statement that "The following is a summary of certain U.S. federal income tax considerations for U.S. investors." Please revise to remove "certain" from your introductory sentence and also clarify that the discussion addresses the material U.S. federal income tax consequences.

4.   Please further revise your disclosure in this section to clearly address the implications for investors in a series in the event such series may not be treated as a separate corporation for tax purposes as requested in prior comment 3.

You may contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jason Powell, Esq.